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Exhibit

Exhibit Description

99.1 Announcement on 2025/10/15: UMC will convene Q3 2025 Investor Conference

99.2 Announcement on 2025/10/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q3 2025 Investor Conference

1. Date of institutional investor conference: 2025/10/29

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q3 2025 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of September, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2025	Number of shares as of September 30, 2025	Changes
Executive Vice President Vice President Vice President	Ming Hsu S F Tzou Mindy Lin	6,685,400 645,308 2,733,125	6,565,400 575,308 2,710,125	(120,000) (70,000) (23,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2025	Number of shares as of September 30, 2025	Changes
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